Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 6 dated December 13, 2010

(to Prospectus dated July 6, 2010)

Sensus USA Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 6 supplements the Prospectus, dated July 6, 2010, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 6 is comprised of our current report on Form 8-K/A filed with the Securities and Exchange Commission on December 13, 2010.

This Prospectus Supplement No. 6 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 6 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 6 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 9 of the Prospectus.

The date of this Prospectus Supplement No. 6 is December 13, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Amendment No. 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 17, 2010

Commission file number 333-113658

Sensus (Bermuda 2) Ltd.	Sensus USA Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8601 Six Forks Road, Suite 700, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4000

(Registrants’ telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On November 17, 2010, Sensus (Bermuda 2) Ltd. and Sensus USA Inc. (collectively, the “Company”) filed a Form 8-K (the “Original Report”) with the Securities and Exchange Commission in which it announced that the audit committee (the “Audit Committee”) of the board of directors of the Company had initiated an internal review of the Company’s accounting practices with respect to the recognition of revenue for transactions related to certain customer contracts and other accounting matters, and that as a result of that review, the Company had identified revenue recognition errors that would require a restatement of the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2010 and unaudited consolidated financial statements for the fiscal quarter ended June 30, 2010. At the time of the filing of the Original Report, the Company had concluded that the revenue recognition and other errors identified were not material for periods prior to March 31, 2010, and as a result, would not require a restatement of prior periods.

The purpose of this Amendment on Form 8-K/A (this “Amendment”) is to report the identification of additional accounting errors by the Company, principally related to the Company’s revenue recognition practices, that will require the Company to amend and restate the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2009 and each of the fiscal quarters in the year then ended, in addition to the financial statements identified in the Original Report.

This Amendment is an amendment and restatement of the Original Report in its entirety to provide a complete presentation.

Item 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

As previously disclosed, in late October 2010, the Audit Committee, with the assistance of the Company’s independent registered public accounting firm, initiated an internal review of the Company’s accounting practices with respect to the recognition of revenue for transactions related to certain customer contracts and other accounting matters.

Prior to closing its books for the fiscal quarter ended September 30, 2010, the Company identified errors in the application of its revenue recognition practices with respect to certain customer contracts. Instead of recognizing all revenue for product deliveries under such contracts, the Company has determined that it should have deferred a portion of the revenue under those contracts. The Company continues to work, with the assistance of its independent registered public accounting firm, to quantify the impact of the errors on its historical financial statements.

As a result of the errors identified during the course of the internal review, on November 17, 2010, after consultation with the Company’s management and independent registered public accounting firm, the Audit Committee concluded, based on the preliminary results of its review, that the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2010, and the related reports of the Company’s independent registered public accounting firm thereon, the unaudited interim consolidated financial statements for each of the fiscal quarters in the year then ended and its unaudited interim consolidated financial statements for the fiscal quarter ended June 30, 2010, should no longer be relied on and should be restated.

Subsequently, in connection with the ongoing internal review, the Company identified accounting errors primarily relating to the recognition of revenue under similar customer contracts, which resulted in the Company overstating its revenues in the fiscal year ended March 31, 2009 and each of the fiscal quarters in the year then ended. As a result of these errors, the Audit Committee concluded on December 9, 2010 that the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2009, and the related reports of the Company’s independent registered public accounting firm thereon, and the unaudited interim consolidated financial statements for each of the fiscal quarters in the year then ended should no longer be relied on and should be restated.

Similarly, all press releases, reports and shareholder communications describing the Company’s financial statements and results of operations for each of the affected periods should no longer be relied on.

Based on the results of the internal review to date, the Company is revising its estimate of the reduction in net sales for the affected periods as follows. For the combined fiscal years ended March 31, 2009 and 2010, the Company estimates that its net sales will decrease in total by approximately $25 million to $35 million, comprised of $5 million to $10 million for fiscal 2009 and $20 million to $25 million for fiscal 2010. Further, the Company estimates that its net sales for the fiscal quarter ended June 30, 2010 will decrease by approximately $1 million to $3 million. For each of these periods, the reduction in net sales is primarily a result of the non-cash deferral of revenue for the affected customer contracts. The Company expects that a substantial portion of the revenue that is being deferred as a result of the identified errors will be recognized in future periods, beginning in the current fiscal year. The Company does not expect the restatement to materially affect its previously reported cash flows from operations or its compliance with the financial covenants under its senior credit facilities. The Company cautions that the foregoing estimates are based on information currently available to the Company and analysis performed by the Company to date. These estimates are subject to material change as the Company develops additional information and performs comprehensive analyses.

The Company is currently considering the effect of the errors identified during the course of the internal review on the adequacy of the Company’s disclosures regarding internal controls over financial reporting and disclosure controls and procedures as of the end of each affected period. A final conclusion with respect to the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures has not been made, and the Company is currently working to determine whether any material weakness in such controls and procedures was present during each of the affected periods.

The foregoing information is based on facts obtained to date from the Audit Committee review and the Company’s internal reviews and analyses of the Company’s historical accounting practices and previously issued consolidated financial statements. The review and internal accounting analyses are ongoing, and additional information could be discovered as part of the ongoing investigation and internal analyses, or in connection with the preparation of the restated consolidated financial statements, that could result in the Company identifying additional accounting errors, requiring it to make additional adjustments, which could be material, to the Company’s previously issued consolidated financial statements.

This Form 8-K/A contains statements, including statements regarding the internal review currently being undertaken by the Company, statements regarding the periods that are expected to be impacted by the restatement, statements regarding the anticipated filing of the Company’s amended Annual Report on Form 10-K for the fiscal year ended March 31, 2009, its amended Annual Report on Form 10-K for the fiscal year ended March 31, 2010, its amended Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 and its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, statements as to the Company’s estimates as to the impact on net sales of the Company for the affected periods and statements regarding the recognition of the revenue that is being deferred as a result of the identified errors in future periods, in each case that are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect the Company’s current expectations, but the Company can give no assurance that such expectations will prove to be accurate. The Company’s expectations expressed or implied in these forward-looking statements may turn out to be incorrect. Actual results could vary materially from the description contained herein due to many factors, including the outcome of the Company’s internal review, including a determination that the revenue recognition errors are more widespread than originally contemplated or that other accounting errors have been made historically, which could require adjustments to the Company’s estimates. The Company can also make no assurance that, as a result of its internal review, additional accounting issues will not be uncovered that will have an impact on past or future results of operations. The forward-looking statements made in this Form 8-K/A speak only as of today, and the Company does not undertake any obligation to update any such statements to reflect events or circumstances occurring after today.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS (BERMUDA 2) LTD.

Dated: December 13, 2010	By:	/S/ PETER MAINZ
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

SENSUS USA INC.

Dated: December 13, 2010	By:	/S/ PETER MAINZ
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President